UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 22, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF DIRECTOR AND CHANGES TO THE COMPOSITION OF HARMONY’S TECHNICAL COMMITTEE

Johannesburg, Monday, 22 February 2021. In accordance with paragraph 3.59(a) of the JSE Limited Listings Requirements, the Company hereby advises that Mr Peter Turner has been appointed to the Board of Directors of Harmony as an independent non-executive director and a technical committee member with effect from 19 February 2021.

“Peter’s extensive experience in open pit and deep level underground gold mining operations in Africa will make a significant contribution to the technical expertise required for the safety initiatives, development and growth of the Company. We are pleased to welcome Peter to the Board of Harmony”, said Dr Patrice Motsepe, chairman of Harmony.

ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Max Manoeli
Investor Relations Manager
+27 (0) 82 759 1775

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27 (0) 82 888 1242

Johannesburg, South Africa
22 February 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 22, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director